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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
UNIVERSAL ACCESS GLOBAL HOLDINGS INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)
91336M105

(CUSIP Number)
DECEMBER 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336M105	Page 2 of 8

(1)	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only).
Patrick C. Shutt, individually and as Trustee of the Patrick C. Shutt Declaration of Trust

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
4,816,500

		(6)	Shared Voting Power
870,000

		(7)	Sole Dispositive Power
4,816,500

		(8)	Shared Dispositive Power
870,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,686,500

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
5.6%

(12)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 91336M105	Page 3 of 8

(1)	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only).
Shutt Family Limited Partnership

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
870,000

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
870,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
870,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
0.9%

(12)	Type of Reporting Person (See Instructions)
PN

Item 1(a)	Name of Issuer
Universal Access Global Holdings Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices
233 South Wacker Drive, Suite 600 Chicago, IL 60606
Item 2(a)	Name of Person Filing
Patrick C. Shutt, individually and as Trustee of the Patrick C. Shutt Declaration of Trust
Shutt Family Limited Partnership ("SFLP")
Item 2(b)	Address of Principal Business Office or, if none, Residence
233 South Wacker Drive, Suite 600 Chicago, IL 60606
Item 2(c)	Citizenship
SFLP is a Delaware limited partnership and Patrick C. Shutt is a citizen of the United Kingdom.
Item 2(d)	Title of Class of Securities
Common stock, par value $.01 per share
Item 2(e)	CUSIP Number
91336M105
Item 3.	If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
(a)	Amount beneficially owned: (1) by Patrick C. Shutt: 5,686,500 shares of Common Stock* (2) by SFLP: 870,000 shares of Common Stock

*Amount beneficially owned by Patrick C. Shutt includes 4,066,500 shares held as Trustee of the Patrick C. Shutt Declaration of Trust; 150,000 shares held by Patrick C. Shutt individually; and options to purchase 600,000 shares of Common Stock of Issuer exercisable within 60 days of December 31, 2001. As general partner of SFLP, Mr. Shutt has the power to vote or direct the vote and to dispose or direct the disposition of the 870,000 shares of Common Stock held by SFLP.
(b)	Percent of class: (1) by Patrick C. Shutt: 5.6% (2) by SFLP: 0.9%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) Patrick C. Shutt: 4,816,500 (2) SFLP: 0
(ii) Shared power to vote or to direct the vote (1) Patrick C. Shutt: 870,000 (2) SFLP: 870,000
(iii) Sole power to dispose or to direct the disposition of (1) Patrick C. Shutt: 4,816,500 (2) SFLP: 0
(iv) Shared power to dispose or to direct the disposition of (1) Patrick C. Shutt: 870,000 (2) SFLP: 870,000
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other person on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto.
Item 9.	Notice of Dissolution of a Group
Not applicable
Item 10.	Certification
Not applicable

SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

	/s/	Patrick C. Shutt

Patrick C. Shutt, individually and as Trustee of the Patrick C. Shutt Declaration of Trust
Shutt Family Limited Partnership
	BY:	/s/ Patrick C. Shutt NAME: Patrick C. Shutt TITLE: General Partner
DATED: FEBRUARY 14, 2002

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that a single Schedule 13G (or any amendment thereof) relating to the Common Stock of Universal Access, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G (or any amendment thereof), provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

DATED: FEBRUARY 14, 2001
	/s/	Patrick C. Shutt

Patrick C. Shutt, individually and as Trustee of the Patrick C. Shutt Declaration of Trust
Shutt Family Limited Partnership
	BY:	/s/ Patrick C. Shutt NAME: Patrick C. Shutt TITLE: General Partner

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SIGNATURE
AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G